July 16, 2008

John P. Nolan – Accounting Branch Chief
Benjamin Phippen
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated July 1, 2008
North Valley Bancorp – File No. 000-10652

Dear Mr. Nolan,

I am in receipt of your comment letter dated July 1, 2008 and have prepared my response below to your specific inquiries included in your letter. Your comment letter referenced the following from Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets in our Form 10-Q for the period ended March 31, 2008.

We note that your recorded investment in non-accrual loans and leases increased from $1.6 million at December 31, 2007 to $25.8 million at March 31, 2008 and that the related valuation allowance increased from $83 thousand to $4.2 million. This yielded an allowance for loan losses as a percentage of non-accrual loans and leases of approximately 16.3% and 5.2% at March 31, 2008 and December 31, 2007, respectively. You also state that the 2008 increase in non-performing loans was centered in four real-estate projects with loans totaling $24.0 million at March 31, 2008; two for residential development projects and the other two being residential acquisition and development loans and that the Company had established a reserve of $4.1 million for these four loans. In order for us to more fully understand management’s actions in this regard, please provide us with the following:

•	The specific events and circumstances that occurred during the first quarter of 2008 which impacted your decision(s) to place these loans on non-accrual.

* Attached is Exhibit A, a Summary Introductory Table, pertaining to the four nonperforming loans discussed in our Form 10-Q for the period ended March 31, 2008. All financial information related to June 30, 2008 is preliminary as the Company is still in the process of finalizing and closing the second quarter of 2008.

The two residential development project loans for $9.5 million (NPL #1) and $6.75 million (NPL #2), respectively, were included in our classified loans and risk-rated – Substandard at December 31, 2007 based on slower sales and a weakening real estate market. During the first quarter of 2008, the projects’ absorption rates slowed from the current one sale per month to an estimated one sale per two to three months and their updated sales projections through March 31, 2008 raised a concern as to whether they could continue to make their scheduled interest payments. All interest payments were current at December 31, 2007 (last payments for NPL #1 was December 20, 2007 and NPL #2 was January 3, 2008). We met with the borrowers in the first quarter of 2008 to discuss the status of the projects and potential other sources of payments on these projects and concluded the best strategy would be for the borrowers to finish the houses under construction, have no new house starts and sell the finished lots. To understand our potential loss exposure and properly value the collateral support provided by the properties with the continuing decline in real estate values in California, we ordered new appraisals on the projects. We ordered the appraisal on NPL #1 in February 2008 and received it on March 7, 2008 and ordered the appraisal on NPL #2 in January 2008 and received it on February 25, 2008. The appraisals demonstrated the continuing decline in the values of the underlying projects.

Although interest payments were current at December 31, 2007, our assessment that the borrowers’ did not have the ability to continue to make the scheduled interest payments coupled with the decline in appraised value caused our decision to consider these loans as impaired, place these loans on nonaccrual and revaluate the level of specific reserves for these credits. NPL #1 was placed on nonaccrual on March 25, 2008 and NPL #2 was placed on nonaccrual on March 4, 2008.

The two residential A&D loans for $4.9 million (NPL #3) and $2.9 million (NPL #4) were risk-rated – Special Mention, and – Substandard, respectively, at December 31, 2007. NPL #3 was current at December 31, 2007 (last payment was February 8, 2008) and NPL #4 was 30 days past due at December 31, 2007 (last payment was November 21, 2007). We met with the borrowers during the first quarter of 2008 and concluded from those meetings that due to a lack of sales neither borrower was capable of making the scheduled interest payments and the loans were placed on nonaccrual on March 31, 2008 and March 4, 2008, respectively. We ordered new appraisals on these properties (in May 2008 for NPL #3 and in January 2008 for NPL #4) as part of our comprehensive review of our construction portfolio. We received the appraisals on May 23, 2008 for NPL #3 and on February 29, 2008 for NPL #4. The appraisals demonstrated the continuing decline in the values of the underlying projects.

Although interest payments for NPL #3 and NPL #4 were current through February 2008 and November 2007, respectively, our assessment that the borrowers’ did not have the ability to continue to make the scheduled interest payments coupled with the decline in appraised value resulted in our decision to consider these loans as impaired, place these loans on nonaccrual and revaluate the level of the related specific reserves for these credits.

•

The allowance for loan loss specifically reserved for each of the four nonperforming loans noted above for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008 and reasons to support the timing of these reserves.

		Loan Balance 3/31/2008	Specific Reserve

	Type		12/31/2007	3/31/2008	6/30/2008

NPL #1	Res Dev. Project	$9,509,000	$1,000,000	$1,900,000	$2,650,000
NPL #2	Res Dev. Project	$6,750,000	$500,000	$1,300,000	$—
NPL #3	Res A&D	$4,876,000	$—	$—	$—
NPL #4	Res A&D	$2,911,000	$180,000	$900,000	$—

		$24,046,000	$1,680,000	$4,100,000	$2,650,000

Nonperforming Loan # 1 had a $1.0 million reserve at December 31, 2007. The reserve was increased to $1.9 million at March 31, 2008 when we received an updated appraisal dated March 7, 2008 that indicated the value had further declined. The decrease in the appraised value was primarily related to the 20 finished lots which value dropped from $4,700,000, or $235,000 per lot based on the original appraisal, to $2,700,000, or $135,000 per lot, based on a bulk sale valuation included in the March 7, 2008 appraisal. We had established the $1.0 million reserve for the estimated decline in value of the lots at December 31, 2007, but as a result of the new appraisal indicating further price decline, we increased the reserve by $900 thousand to $1.9 million. The reserve was further increased at June 30, 2008 by $750 thousand to $2.65 million based on pending negotiations for a workout with the borrower. We negotiated this pending workout as the best course of action for the Company due to a lack of interest from any potential buyer and the difficult market conditions, resulting in the further reduction in the estimated value of the lots. At June 30, 2008, we estimated the bulk sale value of the 12 homes and a bulk sale value of the 20 lots and determined that the fair value of the collateral was $6.9 million, and accordingly, increased the $1.9 million specific reserve to $2.65 million.

Nonperforming Loan #2 had a $500 thousand reserve at December 31, 2007. The reserve was increased $800 thousand to $1.3 million at March 31, 2008 based on an updated appraisal received February 25, 2008. The decrease in the appraised value was primarily related to the 21 finished lots which value dropped from $2,184,000, or $104,000 per lot based on the original appraisal, to $1,650,000, or $79,000 per lot, based on a bulk sale valuation in the February 25, 2008 appraisal. This loan was paid down by $1.75 million to $5.0 million during the second quarter, and on June 27, 2008 we negotiated a deed in lieu of foreclosure and took the property into OREO (21 finished lots and 8 homes) at a carrying value of $3.3 million which represented the fair value of the property less estimated costs to sell at the time of transfer. On transfer to OREO we took a charge to the Allowance for Loan and Lease Losses (ALLL) of $2.0 million to reflect the fair value of the OREO compared to the specific reserve at that time of $1.3 million. We sold the 21 lots for $1.4 million on June 30, 2008, and the remaining 8 homes remain in OREO at a carrying value of $1.9 million. On this loan, we charged-off $2.0 million in which we had set a specific reserve at $1.3 million. The charge-off taken was $700 thousand greater than the reserve established as a result of the actual sales price of the lots being less than the value established based on the February 25, 2008 appraisal. This decline is reflective of the continued decline in real estate values and our business decision to liquidate this asset.

Nonperforming Loan #3 did not have a reserve at any of the period ended dates as we had additional collateral supporting this credit through cross-collateralization of other notes which exceeded the carrying amount of the loan. We negotiated a deed in lieu of foreclosure with the borrower as a strategy to avoid the threat of bankruptcy and potentially create an extended workout period. The deed in lieu of foreclosure represented the best course of action for the Company as we had spoken to interested buyers for the collateral and because we believed that having control of the asset improved our overall business position given the continuing decline in real estate values and the time requirements to work through a lengthy bankruptcy and foreclosure process. In negotiating the deed in lieu, we released certain existing collateral positions back to the borrower which resulted in a deficiency in the remaining available collateral supporting this loan. Additionally, we obtained a new appraisal on May 23, 2008 for the 57 multi-family lots which indicated a further decline in value. At June 30, 2008, we took $5.4 million of property into OREO consisting of 57 multi-family lots at a carrying value of $2.9 million and 11 rental homes at a carrying value of $2.5 million (the homes were from another loan that was cross-collateralized) and took a charge against the allowance for loan and lease losses on the transfer to OREO of $1.3 million. We did not have any specific reserves on this borrowing prior to the transfer.

Nonperforming Loan #4 had a $180 thousand reserve at December 31, 2007. The reserve was increased by $720 thousand to $900 thousand at March 31, 2008 based on an updated appraisal received on February 29, 2008. During the second quarter of 2008 we negotiated a deed in lieu of foreclosure and transferred the property into OREO at a carrying value of $2.0 million which represented the fair value of the property less estimated costs to sell at the time of the transfer. Upon transfer we took a charge to the allowance of $1.0 million, compared to the specific reserve established of $900 thousand. On June 30, 2008 we sold the OREO property for $2.0 million with no additional gain or loss on the sale being recorded.

•

A description of the collateral backing these loans, the date(s) of your most recent appraisal(s) and how these collateral values impacted your determination of when to place these loans on nonaccrual status.

On Nonperforming Loans #1, #2, and #4: when we received the updated appraisals in the first quarter of 2008 showing the decline in collateral values on these loans, we met with the borrowers to require them to bring in additional cash to re-margin their loans and establish interest reserves. When the borrowers were unable to meet our demands, we determined that the loans were impaired, placed the loans on nonaccrual status and reversed all accrued and unpaid interest on each of the notes. Loan #3 was placed on nonaccrual status before we received the updated appraisal due to its delinquency status and the borrower’s apparent inability to make scheduled interest payments.

As of June 30, 2008:

Nonperforming Loan #1 collateral – 12 homes (3 model homes, 5 completed homes and 4 in their final stages); and 20 finished residential lots. Carrying value of loan $9.46 million – Specific reserve $2.65 million – Appraisal date: March 7, 2008 – Placed on nonaccrual March 25, 2008.

Nonperforming Loan #2 collateral – Placed on nonaccrual on March 4, 2008 and moved to OREO on June 30, 2008 with a carrying value of $3.3 million (21 finished lots and 8 homes) after a charge to the Allowance for Loan and Lease Losses at the date of transfer of $2.0 million (this loan had a reserve of $1.3 million at March 31, 2008). On June 30, 2008, the 21 lots were sold for $1.4 million with no additional gain or loss on the sale being recorded; remaining OREO at June 30, 2008 – 8 homes with a carrying value of $1.9 million. Appraisal date: February 25, 2008.

Nonperforming Loan #3 collateral – Placed on nonaccrual on March 31, 2008 and moved to OREO on June 30, 2008 with a carrying value of $5.4 million (57 finished lots and 11 homes from another note that was cross-collateralized) after a charge to the Allowance for Loan and Lease Losses at the date of transfer of $1.3 million (this loan did not have a reserve at March 31, 2008); Of the 11 rental homes, 10 are currently leased. Appraisal date: May 23, 2008.

Nonperforming Loan #4 collateral – Placed on nonaccrual on March 4, 2008 and moved to OREO with a carrying value of $2.0 million after a charge to the Allowance for Loan and Lease Losses at the date of transfer of $1.0 million (this loan had a reserve of $900 thousand at March 31, 2008) and sold on June 30, 2008 for $2.0 million; 42 finished residential lots. Appraisal date: February 29, 2008.

•	How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans.

When we received the updated appraisals showing the decline in collateral values on these loans, we met with the borrowers requiring them to bring in additional cash to re-margin their loans and establish interest reserves. When the borrowers were unable to comply with our requests, we determined that the loans were impaired, placed the loans on nonaccrual status, reversed all accrued and unpaid interest and booked a specific reserve under FASB Statment No. 114: Accounting by Creditors for Impairment of a Loan, for the amount of the anticipated loss based on the estimated fair values of the underlying collateral, per the updated appraisals less estimated costs to sell.

•	Total non-performing loans and the related valuation allowance for each of those loans as of June 30, 2008 giving special attention to any non-performing loans referred to above.

** The discussion and tables referencing June 30, 2008 are based on preliminary numbers as we are still in the process of finalizing and closing the second quarter of 2008:

Nonaccrual Loans at June 30, 2008

	Type	Balance	Specific Reserve

NPL #1	Construction - Dev. Project	$9,456,000	$2,650,000
	Construction - Dev. Project	7,262,000	750,000
	Construction - Dev. Project	2,939,000	250,000
	Construction - Land/Comm’l	573,000	—
	Commercial RE	565,000	260,000
	Construction - Land/Residential	461,000	—
	Construction - Residential Owner Occ	340,000	105,000
	Commercial	272,000	140,000
	Commercial RE	170,000	—
	Construction - Residential Owner Occ	128,000	—
	SBA	126,000	—
	Construction - Land/Comm’l	111,000	—
	Residential Mortgage	64,000	—
	Commercial	47,000
	Consumer	33,000	26,000
	Commercial	24,000	—
	Consumer	3,000	—
	Consumer	3,000	—
	Consumer	2,000	—
	Consumer	1,000	—

		$22,580,000	$4,181,000

The first loan listed (NPL #1) represents the same loan that is discussed above. It was listed as a nonperforming loan at March 31, 2008. Nonperforming Loans #2, #3, and #4 were moved to OREO during the second quarter of 2008 and the OREO property for NPL #4, and part of the OREO property for NPL #2 (21 finished lots) were sold during the second quarter. We continue to market the properties and work with our borrower to achieve an appropriate resolution.

•	Significant changes noted in the second quarter of 2008 that impacted the level of non-performing loans and the related allowance for loan losses.

During the second quarter, the Company’s overall level of nonperforming assets (nonaccrual loans and OREO) increased to $30.8 million from $26.7 million at March 31, 2008. The level of nonperforming loans decreased during the second quarter primarily as a result of moving three of the four loans discussed above and in our Form 10-Q for the period ending March 31, 2008 to OREO (with the subsequent sale of one of those properties and a portion of another of those properties). As a result, OREO increased by

$7.3 million at June 30, 2008 from the March 31, 2008 balance. The total dollar amount of reductions in nonperforming loans during the second quarter of 2008 was $15.2 million. This decrease was offset by increases in certain other identified nonperforming loans totaling $12.0 million. The increase in nonperforming loans was primarily due to the addition of two construction loans in the amount of $7.3 million and $2.9 million, respectively. Both of these loans were current at June 30, 2008. However, as part of our continuing comprehensive review of our construction portfolio, we ordered a new appraisal on each project in the second quarter of 2008. The updated appraised values came in with values less than the outstanding loan amounts. We met with the borrowers in the second quarter of 2008 to discuss the status of the projects, potential other sources of payments on these projects and concluded that neither borrower would be able to make the scheduled interest payments going forward.

Although interest payments were current at June 30, 2008, our assessment that the borrowers’ did not have the ability to continue to make the scheduled interest payments coupled with the decline in appraised value caused our decision to consider these loans as impaired, place these loans on nonaccrual and evaluate the level of specific reserves for these credits. Based on the updated appraised values for these properties, specific reserves of $750 thousand and $250 thousand have been established for these two loans.

Due to the additions of loans to nonaccrual status, the write down of the loans against the allowance upon transfer to OREO and certain charge-offs exceeding the specific reserves established for the loans, we recorded an additional $5.2 million in provision for loan and lease losses in the second quarter of 2008. The total ALLL at June 30, 2008 is $13.7 million, or 1.87% of total loans outstanding, which is made up of $9.5 million in general reserves and $4.2 million in specific reserves.

Nonperforming assets at June 30, 2008, March 31, 2008 and December 31, 2007 are summarized as follows (in thousands):

	June 30, 2008	March 31, 2008	December 31, 2007

Nonaccrual loans and leases	$22,580	$25,750	$1,608
Loans and leases past due 90 days and accruing interest	—	—	156
Other real estate owned	8,208	902	902

Total nonperforming assets	$30,788	$26,652	$2,666

Nonaccrual loans and leases to total gross loans and leases	3.09%	3.43%	0.22%
Nonperforming loans and leases to total gross loans and leases	3.09%	3.43%	0.24%
Total nonperforming assets to total assets	3.31%	2.82%	0.28%

A summary of the Allowance for Loan and Lease Losses at June 30, 2008 and March 31, 2008 is as follows (in thousands):

ALLL

Balance beginning of period, 12/31/07	$10,755
Provision for loan and lease losses	2,400
Net charge-offs	(133)

Balance end of period, 3/31/08	$13,022

Provision for loan and lease losses	5,200
Net charge-offs	(4,545)

Balance end of period, 6/30/08	$13,677

ALLL to total loans and leases at June 30, 2008	1.87%

******

In connection with our response above, below is a statement from our Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (530) 226-2911 with any questions.

Sincerely,

/s/ Kevin R. Watson

Kevin R. Watson
Executive Vice President
Chief Financial Officer

Exhibit A

SUMMARY INTRODUCTORY TABLE

(in thousands):

		Loan Balance			Appraisal Date	Nonaccrual Date	Appraised Value		Specific Reserve			Current Status	Current Collateral

Loan	Type	12/31/07	03/31/08	06/30/08					12/31/07	03/31/08	06/30/08

NPL #1	Res Dev Project	$10,551	$9,509	$9,456	03/07/2008	03/25/2008	**$	7,616	$1,000	$1,900	$2,650	NPL	12 Homes & 20 Lots
NPL #2	Res Dev Project	$6,761	$6,750	$—	02/25/2008	03/04/2008		$5,430	$500	$1,300	$—	OREO @ $1.9 million	8 Homes
NPL #3	Res A & D	$5,200	$4,876	$—	05/23/2008	03/31/2008		$3,100	$—	$—	$—	OREO @ $5.4 million	57 Lots & 11 Rental Homes
NPL #4	Res A & D	$2,911	$2,911	$—	02/29/2008	03/04/2008		$2,065	$180	$900	$—	Sold	—

Totals		$25,423	$24,046	$9,456					$1,680	$4,100	$2,650

*Above is Exhibit A, summary Introductory Table, pertaining to the four non-performing loans discussed in our Form 10-Q for the period ended March 31, 2008. All financial information related to June 30, 2008, is preliminary as the Company is still in the process of finalizing and closing the second quarter of 2008.

**the appraised value for NPL #1 was adjusted for our participation percentage for the note: total project appraisal of $9.52 million at 80%.